Exhibit 1
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 31 March 2008 it acquired 500,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 599.901338p per share.



                                      -4-